CULLEN FUNDS TRUST
SHAREHOLDER SERVICING PLAN

THIS SHAREHOLDER SERVICING PLAN, dated as of February 12, 2009, is with respect to Cullen Funds Trust, a Delaware statutory trust (the “Trust”), and each series of the Trust listed in Exhibit A as attached hereto and which may be amended from time to time (each a “Fund” and collectively, the “Funds”), and the advisor of the Funds, Cullen Capital Management, LLC (the “Advisor”).

WITNESSETH

WHEREAS, the Trust is engaged in business as an open-end, management investment company and is registered under the Investment Company Act of 1940, as amended (collectively, with the rules and regulations promulgated thereunder, the “1940 Act”); and

WHEREAS, the Trust has adopted this Shareholder Servicing Plan (the “Plan”) with respect to each Fund’s Class R1 and Class R2 shares, which authorizes each Fund to compensate plan administrators or other intermediaries (collectively, “Service Organizations”) for providing certain account administration services to participants in retirement plans that are beneficial owners of such shares.

NOW, THEREFORE, the Board of Trustees of the Trust hereby adopts this Plan on the following terms and conditions:

1.
Pursuant to the Plan, each Fund may enter into agreements with Service Organizations that administer or provide services to retirement plans that purchase Class R1 or Class R2 shares of the respective Funds (“Service Agreements”). Under such Service Agreements, the Service Organizations may: (a) act, directly or through an agent, as the shareholder of record and nominee for all plan participants, (b) maintain account records for each plan participant that beneficially owns Class R1 or Class R2 shares of the respective Funds, (c) process orders to purchase, redeem and exchange Class R1 or Class R2 shares on behalf of plan participants, and handle the transmission of funds representing the purchase price or redemption proceeds and (d) address plan participant questions regarding their accounts and the respective Funds.

2.
The amount of compensation payable to the Service Organization during any one year for services under the Plan with respect to Class R1 and Class R2 shares shall not exceed 0.25% of the respective Fund's average daily net assets attributable to Class R1 and Class R2 shares attributable to such Services Organization. Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a Service Organization's receipt of compensation paid by the respective Funds in connection with the investment of fiduciary funds in Class R1 and Class R2 shares. Service Organizations are urged to consult legal advisers before investing fiduciary assets in Class R1 and Class R2 shares.

3.
Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Agreement and Declaration of Trust, as it may be amended or restated from time to time, By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound; or to relieve or deprive the Trust’s Board of Trustees of the responsibility for and control of the conduct of the affairs of the Funds; it being understood that actions taken pursuant to Section 1 shall not be considered such an action described above.

4.
This Plan shall become effective upon approval by a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”), such votes to be cast in person at a meeting called for the purpose of voting on this Plan.

5.
This Plan will remain in effect indefinitely, provided that such continuance is “specifically approved at least annually” by a vote of both a majority of the Trustees of the Trust and a majority of the Qualified Trustees. If such annual approval is not obtained, this Plan shall expire on the annual anniversary of the adoption of this Plan following the last such approval.

6.
This Plan may be amended at any time by the Board of Trustees; provided that this Plan may not be amended to increase materially the limitations on the annual percentage of average net assets that may be expended hereunder as to either Class R1 or Class R2 shares of either Fund without the approval of holders of a “majority of the outstanding voting securities” of Class R1 or Class R2 shares, as applicable, of the respective Fund and may not be materially amended in any case without a vote of a majority of both the Trustees and the Qualified Trustees. This Plan may be terminated at any time by a vote of a majority of the Qualified Trustees or by a vote of the holders of a “majority of the outstanding voting securities” of Class R1 or Class R2 shares, as applicable, of the respective Fund.

7.
The Advisor shall provide to the Trust’s Board of Trustees, and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

8.	While this Plan is in effect, the selection and nomination of Qualified Trustees shall be committed to the discretion of the Trustees who are not “interested persons” of the Trust.

9.	For the purposes of this Plan, the terms “interested persons,” “majority of the outstanding voting securities” and “specifically approved at least annually” are used as defined in the 1940 Act.

10.
The Trust shall preserve copies of this Shareholder Servicing  Plan, and each agreement related hereto, and each report referred to in Paragraph 7 hereof (collectively, the “Records”), for a period of not less than six (6) years from the end of the fiscal year in which such Records were made, the first two (2) years in an easily accessible place.

11.	This Plan shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act.

12.	If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Exhibit A
to the Cullen Funds Trust
Shareholder Servicing Plan

Fund Names

Separate Series of Cullen Funds Trust
Class R1 and Class R2 Shares

Name of Series	Date Added
Cullen High Dividend Equity Fund	February 12, 2009
Cullen International High Dividend Fund	February 12, 2009